

GLOBAL corporate compliance





06014035

May 18, 2006

SUPPL

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C.
185
SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated April 25, 2006
2. Interim Financial Statements for the period ended February 28, 2006
3. CFO Certification for the period ended February 28, 2006
4. CEO Certification for the period ended February 28, 2006
5. Management's Discussion and Analysis for the period ended February 28, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Suzanne Ferguson
Administrative Assistant

encl.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5084


GLOBEL
DIRECT

For Immediate Release
April 25, 2006

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct announces additional investment by Quorum Secured Equity Trust

CALGARY, AB, April 25 / - Globel Direct, inc. (TSX-V: GBD "Globel") is pleased to announce that it has issued a new convertible secured debenture of $200,000 to Quorum Secured Equity Trust, managed by the Quorum Group of Companies ("Quorum") of Toronto, an arm's length third party. This new debenture, an extension to the $1,500,000 convertible debenture that the company issued to Quorum in November of 2005, bears the same features as the original debenture.

This new debenture is convertible in whole or in part into a maximum of 3,333,333 common shares of Globel Direct at a base price of $0.06 per common share for the first two years, such conversion price increasing by 10% per year thereafter until it's maturity date on December 15, 2009, and the outstanding balance bears interest at the rate of 8.5% per annum, payable quarterly. On closing, the Company prepaid the interest accruing during the first 8 months of the term. The Debenture distributed in the private placement, and the common shares issuable on conversion of the debentures, will be subject to a 4-month hold period under applicable securities laws.

Net proceeds of the Private Placement will be used for working capital purposes.

This transaction is subject to final regulatory approvals.

About Globel Direct:

***Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit* www.globel.com.**

About Quorum:

The Quorum Group of Companies was founded in 1987 under the leadership of Wanda Dorosz, the current CEO and Managing partner. It operates from its headquarters in Toronto with subsidiary offices in Bermuda and London, UK. Since 1987, Quorum has successfully invested over $350 million on behalf of institutions and high net worth individuals in growth capital. It recently closed the Quorum Secured Equity Trust in December 2004, Canada's first dedicated pool for undervalued publicly-traded Canadian Companies.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans ", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical, manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


GLOBEL
DIRECT

Interim Financial Statements

For the Third Quarter Ended February 28, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP





Q3 - 2006F
GLOBEL DIRECT, INC.
Consolidated Statement of (Loss) Earnings and Deficit
(unaudited)

	3 months ended February 28		9 months ended February 28	
	2006	**2005**	**2006**	**2005**
REVENUES				
Revenue	$ **1,892,102**	$ 2,176,047	$ **5,721,634**	$ 7,223,389
EXPENSES				
Production	**1,153,668**	1,459,569	**3,465,156**	4,202,465
Administration	**849,715**	770,736	**2,502,741**	2,333,451
Selling and marketing	**153,347**	164,863	**453,953**	574,053
Interest expense - current	**9,480**	98,022	**73,307**	285,152
- long-term	**120,789**	54,992	**253,545**	171,012
Amortization	**130,157**	93,207	**281,357**	279,099
	2,417,156	2,641,389	**7,030,059**	7,845,232
Loss from operations	**(525,054)**	(465,342)	**(1,308,425)**	(621,843)
Forgiveness of debt	**(11,356)**	(75,000)	**(59,994)**	(232,675)
Earnings (loss) before taxes	**(513,698)**	(390,342)	**(1,248,431)**	(389,168)
Income taxes	-	-	-	-
Net earnings (loss)	$ **(513,698)**	$ (390,342)	$ **(1,248,431)**	$ (389,168)
(Deficit) retained earnings, beginning of year	$ **(11,316,096)**	$ (9,637,141)	$ **(10,581,363)**	$ (9,638,315)
Net earnings (loss)	**(513,698)**	(390,342)	**(1,248,431)**	(389,168)
	-	-	-	-
Deficit, end of year	$ **(11,829,794)**	$ (10,027,483)	$ **(11,829,794)**	$ (10,027,483)
Earnings per share (note 3 c)	$ **(0.01)**	$ (0.01)	$ **(0.03)**	$ (0.01)

GLOBEL
D I R E C T



GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended February 28 2006	May 31 2005
ASSETS		
Current Assets		
Cash	$ 87,299	$ 18,723
Accounts Receivable	1,322,712	1,240,526
Inventory	152,915	162,861
Deposits and prepaid expenses	295,008	306,144
Total Current Assets	1,857,934	1,728,254
Capital assets	1,977,279	1,097,493
Long-term receivable	50,000	50,000
Investments at cost	24,282	24,282
Deferred financing costs	140,119	-
Total Assets	$ 4,049,614	$ 2,900,029
LIABILITIES		
Current Liabilities		
Operating loan - current portion	$ 105,000	$ 1,440,145
Payables and accruals	1,623,465	1,523,305
Postage advances	355,327	475,790
Due to shareholder	-	45,000
Income taxes payable	181,000	181,000
Current portion of long-term debt	102,494	91,040
Convertible debenture - current portion	-	2,712,255
Capital leases - current portion	311,848	-
Total Current Liabilities	2,679,134	6,468,535
Due to affiliate	-	767,828
Long-term debt - long-term portion	365,406	450,000
Operating loan - long-term portion	1,293,718	-
Capital leases - long-term portion	438,892	-
Convertible debenture - long-term portion	1,500,000	-
Total Liabilities	$ 6,277,150	$ 7,686,363
SHAREHOLDERS' EQUITY		
Share capital	$ 9,539,344	$ 5,732,115
Contributed surplus	62,914	62,914
Retained earnings	(11,829,794)	(10,581,363)
Total Shareholders' Equity	$ (2,227,536)	$ (4,786,334)
Total Liabilities & Equity	$ 4,049,614	$ 2,900,029

(Signed) "R. David Webster" Director   (Signed) "Daryl H. Gilbert" Director



GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended February 28 2006	3 months ended February 28 2005	9 months ended February 28 2006	9 months ended February 28 2005
Increase (decrease) in cash and cash equivalents				
OPERATING				
Net (loss) earnings	$ (513,698)	$ (390,342)	$ (1,248,431)	$ (389,168)
Items not affecting cash:				
Amortization - capital assets	130,157	93,207	281,357	279,099
Amortization - deferred financing costs	9,341		9,341	
Forgiveness of debt	(11,356)	(75,000)	(59,994)	(232,675)
Funds provided by (used in) operating activities	(385,556)	(372,135)	(1,017,727)	(342,744)
Changes in non-cash working capital:				
Accounts receivable	199,019	344,347	(82,186)	39,556
Prepaids and inventory	144,817	78,434	21,082	187,665
Accounts payable and accrued liabilities	(1,098)	(79,638)	160,154	(191,273)
Postage advances	70,913	(39,201)	(120,463)	(43,681)
Changes in operating assets and liabilities	413,651	303,942	(21,413)	(7,733)
Cash provided by (used in) operating activities	28,095	(68,193)	(1,039,140)	(350,477)
FINANCING				
Proceeds from (repayment of) operating line of credit, net	(17,527)	70,995	(41,427)	288,343
Repayment (conversion) of convertible debenture	-	-	(2,712,255)	(40,000)
Repayment of long-term debt	(23,700)	(18,280)	(73,140)	(56,590)
Issue of common shares	-	-	2,433,828	-
Issue of preferred shares	-	-	1,500,000	-
Issue costs of new share issuance	-	-	(126,599)	-
Proceeds from new 5 yr convertible debenture	-	-	1,500,000	-
Deferred financing costs of new convertible debenture	(3,752)	-	(149,459)	-
Proceeds from capital lease	-		1,000,000	-
Repayment of capital lease	(15,615)	-	(249,260)	-
Proceeds (repayment/conversion) from shareholder and affiliates	-	155,000	(812,828)	205,000
Cash provided by financing activities	(60,594)	207,715	2,268,860	396,753
INVESTING				
Proceeds on sale of capital assets, net of transaction costs				
Purchase of capital assets	(16,671)	(2,801)	(1,161,144)	(13,683)
Cash used in investing activities	(16,671)	(2,801)	(1,161,144)	(13,683)
Net decrease in cash and cash equivalents	(49,170)	136,721	68,576	32,593
Cash and cash equivalents,				
Beginning of period	136,469	11,317	18,723	115,445
End of period	$ 87,299	$ 148,038	$ 87,299	$ 148,038



Notes to Consolidated Financial Statements
For period of nine months ended February 28, 2006 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.
Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2005, the Corporations latest annual report.

3. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
      Unlimited number of Series A non-cumulative non-voting second preferred shares
      Unlimited number of Series B non-cumulative non-voting second preferred shares
      Unlimited number of Series C non-cumulative non-voting second preferred shares



b. **Issued and outstanding:**

Common:

	Number of Shares	Amount
Balance , May 31, 2005	34,134,218	$5,932,813
Issued during the period	28,014,755	$2,433,828
Balance, February 28, 2006	62,148,973	$8,366,641

Series A Second Preferred shares:

Balance, May 31, 2005	249,914	$132,810
Issued during the period	0	$0
Balance, February 28, 2006	249,914	$132,810

Series B Second Preferred shares:

Balance, May 31, 2005	0	$0
Issued during the period	750,000	$750,000
Balance, February 28, 2006	750,000	$750,000

Series C Second Preferred shares:

Balance, May 31, 2005	0	$0
Issued during the period	750,000	$750,000
Balance, February 28, 2006	750,000	$750,000

Less share issuance costs - prior	$333,508
-during the period	$126,599
Share capital, February 28, 2006	**$9,539,344**

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 45,547,637 (2005 – 34,134,218). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Operating loan

Effective July 1, 2005 the Company entered into a new agreement with its operating lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this new facility, the Company can borrow up to a maximum of $3.0 million, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. Under the new terms, this credit facility has been revised to include a significant long-term portion, which shall include nominal monthly principal repayments, beginning at $3,000 per month for the first three months, $5,000 per month for the next six months, then increasing by $1,000 each month to a maximum monthly principal repayment of $11,000. The interest is calculated on the daily outstanding balance and is payable on the 10th day of each month, along with the monthly principal repayments. Further borrowing will remain available, provided that adequate accounts receivable balances are at a level to support such additional borrowings. As at February 28, 2006 the total amount owing of $1.398 million was outstanding, of which $0.105 million was current, and $1.293 million was long-term. The balance outstanding at the end of May 31, 2005 was $1.440 million (all current).

5. Long Term Debt	Feb 28/06	May 31/05
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum. This loan matured in September 2005 and security has been discharged.	$0	$2,040
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$80,000	$125,000



Long-term payable relating to a settlement, repayable in 48 monthly blended interest and principal payments of $9,978.60 beginning September, 2006 and maturing in August, 2010 bearing variable interest rate of approximately 11% per annum and is secured by the equipment	$385,000	$385,000
Financing agreement for equipment beginning April 15, 2005, payable in monthly installments of $2,900 per month for 12months, which includes a one-time interest fee of $1,500.	$2,900	$29,000
Capital lease for equipment beginning November 1, 2005, for 60 months for regular monthly payments of $12,869.57 and additional payments of $125,000 in months 6 and 12 each. All payments include interest at a variable rate, approximately 11% per annum. This lease is secured by the equipment.	$750,740	$0
	$1,218,640	$541,040
Less: portion due within one year	(414,342)	(91,040)
	$804,298	$450,000

Future principal repayments are due as follows:

2006 remainder	$150,302
2007	323,899
2008	197,239
2009	214,486
2010	239,304
2011	93,410

6. Due to Affiliates	Feb 28/06	May 31/05

Term loan, by a company controlled by a director, funded in February 2002 bearing an interest rate of 8% per Annum, accrued semi-annually. Accrued interest to Date of $36,500 included in payables and accruals as At May 31, 2005, secured by a general security agreement. This loan is not



required to be repaid prior to February 2007. This loan was converted to 833,333 common shares of Globel Direct at $0.09 per share in November, 2005 representing the loan amount due at conversion date of $75,000. security has been discharged.	$0	$75,000
Working capital loan, provided by a company controlled by a director, funded in 2004, bears no interest and is not required to be repaid prior to February 2007. This loan was converted to 2,753,644 common shares of Globel Direct at $0.09 per common share, representing the loan amount due at conversion date of $247,828.	0	247,828
Working capital loan, provided by a director, initially funded in 2004, bears no interest and is not required to be repaid prior to February 2007. This loan was converted to 9,622,222 common shares of Globel Direct at $0.09 per share, representing the loan amount due at conversion date of $866,000.	0	445,000
Shareholder loan with net amount due of $45,000 at conversion date to 500,000 common shares of Globel Direct at $0.09 per share.	0	45,000
Total	$0	$812,828

7. Convertible Debentures

a) Effective November 10, 2005, the Company reached a conversion agreement with the holder of its $3,000,000 convertible debenture originally issued in July, 2000. The balance outstanding on this debenture at the conversion date was $2,712,255 and accrued interest of $36,383 and was converted to equity of the Company as follows:

- $700,000 - converted into 8,750,000 common shares at a value of $$0.08 per share
- $500,000 – converted into 5,555,555 common shares at a value of $0.09 per share
- $750,000 – converted into 750,000 series B second preferred shares at a value of $1.00 per share. These shares are non-voting, non-cumulative,



and have a retraction feature that may be triggered by the holder if the enterprise value of the Company exceeds $10,000,000.

- $750,000 – converted into 750,000 series C second preferred shares at a value of $1.00 per share. These shares are non-voting, non-cumulative, and have a retraction feature that may be triggered by the holder if the enterprise value of the Company exceeds $20,000,000.
- The remaining principal of $12,255 and accrued interest of $47,739 were forgiven by the holder, and security held on this debenture has been discharged.

b) Effective November 10, 2005, the Company received $1,500,000 in financing by issuing a convertible debenture to Quorum Secured Equity Trust, convertible in whole or in part into 25,000,000 common shares of the Company at a conversion price of $0.06 per common share during the first 2 years and increasing by 10% per year thereafter. This debenture matures on December 15, 2009 and bears interest of 8.5% per annum, payable quarterly. On closing , the Company prepaid the interest accruing during the first 8 months of the term. Net proceeds of the debenture will be used to expand Globel's product offerings in Canada through internal development and strategic relationships, and for general working capital purposes. The principal amount of the debenture has been classified as long term debt, as the strike price is not yet in the money, and issue costs for this debenture are being expensed over the term of the debenture. At February 28, 2006 the Company was offside on financial covenants of this debenture, but is currently in discussion with the Debenture Holder regarding a resolution.

c) Subsequent to the effective date of these financials an additional $200,000 was received by the Company on April 24, 2006, as an addition to the Quorum debenture as described in part b) above. This additional financing bears exactly the same features as the original $1,500,000, and is convertible into an additional 3,333,333 common shares of the Company at the same conversion prices as above.

8. Related Party transactions

During the first nine months, the Company had the following transactions with related parties:

Paid rent and operating costs in the amount of $291,500 to a company with common officers, directors and shareholders, of which $9,941 is included in accounts receivable.

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 28, 2006

(signed) "Leslie R. Byle"
Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, J. R. Richardson, Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 28, 2006

(signed) "J. R. Richardson"
J. R. Richardson
Chief Executive Officer
Globel Direct, inc.

82-5084

GLOBEL
DIRECT



Combining Talent, Technology and Experience to Deliver More

Management Discussion & Analysis – Form 51-102F1

For the Third Quarter Ended February 28, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP



quali t y
r eputation
sec u rity
cu s tomer focus
exper t ise



Form 51 – 102F1

MANAGEMENT DISCUSSION & ANALYSIS

For the Third Quarter Ended February 28, 2006

This Management Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended February 28, 2006. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended February 28, 2006 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2005 and 2004. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A has been prepared in the form prescribed by Form 51-102F1 and provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on April 28, 2006.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is beginning to realize growth in revenue and momentum as a result of its financial restructuring efforts in the second quarter of F2006. Although revenues are still lower than comparable periods in F2005, Management believes that the client base has stabilized and client defection, due to balance sheet concerns, has not only halted, but "win back" business has already begun.

During the third quarter the Globel team was focused on communicating the improved capital structure of the Company to current and former clients. With new working capital and considerably less debt, the Company is beginning to realize the longer term effects. Client win-back's and interest from prospects are on the rise, providing progressively positive trends through the third quarter. Management believes that these trends will continue throughout the fourth quarter and provide a good platform for F2007.

During the period, Globel continued to remain challenged with higher than normal interest costs on its long term operating loan, and managing the business with less than optimal working capital. Management believes that a few profitable quarters will assist in further stabilizing the Company's financial position. Management continues to monitor these issues, but has returned to its longer-term vision of growth and rebuilding shareholder value.



Summary of Quarterly Results

For the Quarters Ended:

	28-Feb-06	28-Feb-05	30-Nov-05	30-Nov-04
Total Revenues	1,892,102	2,176,047	2,012,428	2,597,737
Income (Loss) from Operations	(525,054)	(465,342)	(476,190)	(133,868)
Basic Income (Loss) from Operations per share	(0.01)	(0.01)	(0.01)	(0.00)
Net Income (Loss)	(513,698)	(390,342)	(427,552)	(58,868)
Basic Earnings (Loss) per share	(0.01)	(0.01)	(0.01)	(0.00)

	31-Aug-05	31-Aug-04	31-May-05	31-May-04**
Total Revenues	1,817,104	2,449,605	1,914,656	2,830,032
Income (Loss) from Operations	(307,181)	(22,633)	(784,985)	(191,559)
Basic Income (Loss) from Operations per share	(0.01)	(0.00)	(0.02)	(0.01)
Net Income (Loss)	(307,181)	60,042	(553,880)	(868,791)
Basic Earnings (Loss) per share	(0.01)	0.00	(0.02)	(0.03)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*
***Note prior year amounts include discontinued operations for JDMSL*

Results of Third Quarter Ended February 28, 2006

Revenue for the third quarter ended February 28, 2006 of the current fiscal year was $1.89 million, declining from the prior year's revenue of $2.18 million. This was a 13% decline over the prior year's quarter. It is important to note that this declining trend is subsiding, as the percentage declines have improved considerably over the past several quarters. Year-to-date revenues were $5.72 million vs. last year of $7.22 million, a decline of 21% year over year, showing improvement, as the same measurement at the end of the last quarter was 28%. This improvement is directly attributable to the completion of the Company's restructuring efforts year-to-date, as Globel is seeing the return of business as a result of the improved overall capital structure. Management



believes future quarters will show revenues on the rise with "win-back" business and new opportunities currently in the pipeline.

Production expenses during the third quarter decreased to $1.15 million from $1.46 million a year earlier, resulting in an increase to gross margins for the quarter from 33% for last year's quarter to 39% for the latest quarter. Year-to-date production expenses were $3.47 million comparing with $4.20 million from the prior year, a 2% decline in gross margin over the prior year, which included some project wind-down revenue with very little production expense attached, but consistent with Globel's current fiscal year trend to improve gross margins through fixed cost containment, and towards a more revenue driven margin.

Administrative, selling and marketing expenses increased slightly during the third quarter by $0.06 million to $1.00 million from $0.94 million in the prior year's quarter. Year-to-date administrative, selling and marketing expenses have remained consistent at $2.96 million from $2.91 million in the prior year.

Bank charges and interest declined by $0.02 million for the quarter to $0.13 million from debt restructuring activities that have occurred. Amortization expenses have increased to $0.13 million from $0.09 million in the prior year due to new equipment acquired under capital lease at the end of the second quarter. Year-to-date bank charges and interest have declined to $0.33 million from $0.46 million in the prior year, again due to debt restructuring efforts that took place during the first half of our current fiscal year. Amortization expense for the current year-to-date was $0.28 million, consistent with the same period a year ago.

Loss from operations was reported for the third quarter ended February 28, 2006 of $0.53 million. The same period last year had a loss of $0.47 million. The Company also realized non-operating gains during the third quarter of $0.01 million compared to the prior year's quarter of $0.08 million, which had resulted from debt forgiveness. Year-to-date loss from operations was $1.31 million vs. last year's year-to-date loss of $0.62 million. Year-to-date non-operating gains for the current year were $0.06 million vs. the prior years of $0.23 million.

Globel realized a net loss for the quarter of $0.51 million compared with a net loss a year earlier of $0.39 million yielding a basic loss per share of $0.01 the same as the comparable quarter from the prior year. Year-to-date net loss for the current year is $1.25 million compared with a net loss for the prior year of $0.39 million. The net losses of the current year are primarily related to Globel's fixed infrastructure which has been maintained to certain levels in order to support the Company's longer term objective of restoring profitability and growth.

Liquidity and Capital Resources

Working capital at the end of the third quarter has improved to negative $0.82 million, compared with negative $4.74 million at the most recent fiscal year end of May 31, 2005,



for an improvement of $3.92 million year-to-date. The Company's working capital ratio at February 28, 2006 was 0.69 versus 0.27 from the most recent fiscal year end. Total current liabilities have decreased to $2.68 million from $6.47 million at May 31, 2005.

These significant changes to Globel's working capital position are as a result of the following transactions which have occurred during the current fiscal year-to-date:

- $1.3 million of the Company's operating loan has been reclassified to long-term debt resulting from a new lending structure effective July 1, 2005.

- $2.7 million remaining from the convertible debenture with Roynat Capital was converted to equity on November 10, 2005 with $1.2 million converted into 14,305,555 common shares of Globel Direct, inc, and the remaining $1.5 million converted into 1,500,000 preferred shares of the Company.

- $1.2 million of loans to the Company, owing at November 10, 2005 (May 31, 2005 $0.8 million), from affiliates and shareholders were converted into 13,709,200 common shares of the Company.

- $1.0 million of equipment was secured through a new capital lease to the Company, which replaced former off-balance sheet financing.

- $1.5 million new financing was completed by Gobel Direct, inc. through a new convertible debenture held by Quorum Secured Equity Trust. This financing closed on November 10, 2005, is classified as long-term debt, bears interest of 8.5% per annum, and matures in December 2009. 25,000,000 common shares have been reserved for Quorum Secured Equity Trust, to allow for the conversion of this debenture prior to maturity. An additional $0.3 million was approved and authorized by regulators to be raised as a supplement to this debenture. As at February 28, 2006 the Company was offside on its financial covenants on this debenture, and is currently in discussions with Quorum regarding a resolution.

- As a subsequent event to the third quarter financial statement effective date, on April 24, 2006, the Quorum Group invested an additional $0.2 million financing as an amendment to the above $1.5 million convertible debenture which closed in November. This additional financing bears the same features as the original debenture, and the Company has reserved up to a maximum additional 3,333,333 common shares to allow for conversion of this additional debenture prior to maturity.

Please refer to Globel's financial statement notes for the third quarter ended February 28, 2006 for complete details of all of the above transactions.

During the third quarter ended February 28, 2006 Globel repaid $0.057 million of its long-term debt and capital leases. Total liabilities have decreased to $6.27 million from



$7.69 million at the most recent year ended May 31, 2005, an improvement of $1.42 million over the period. Total assets of the Company have increased to $4.05 million, an increase of $1.15 million since the year- end total of $2.90 million.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2006 remainder	$ 130,380	$ 47,264	$ 177,644
2007	495,209	92,657	587,866
2008	445,489	37,304	482,793
2009	216,526	12,730	229,256
2010 and thereafter	233,426	-	233,426
	$ 1,521,030	$ 189,955	$ 1,710,985

Related Parties Transactions

During the first nine months, the Company paid rent and operating costs in the amount of $291,500 (2005 - $291,390) to a company with common officers, directors and shareholders, of which $9,941 (2005 - $28,836) was included in accounts receivable.

These transactions are measured at the exchange amount, which was the amount of consideration established and agreed upon by the related parties.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b) Issued:

Common:	Number of Shares	Amount
Balance, May 31, 2005	34,134,218	$5,932,813
Issued during the period	28,014,755	$2,433,828
Balance, February 28, 2006	62,148,973	$8,366,641



Preferred:		
Balance, May 31, 2005	249,914	$ 132,810
Issued during the period	1,500,000	$1,500,000
Balance, February 28, 2006	1,749,914	$1,632,810
Share issue costs:		
Balance, May 31, 2005		$ 333,508
Incurred during the period		$ 126,599
Balance, February 28, 2006		$ 460,107
Total share capital, February 28, 2006		**$9,539,344**

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 45,547,637 (2005 – 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the third quarter of Fiscal 2006. The Company had 400,000 common share purchase warrants outstanding at the latest fiscal year end of May 31, 2005. All 400,000 common share purchase warrants expired unexercised by the end of the third quarter, leaving nothing outstanding as at February 28, 2006.

Changes in Accounting Policies

There have been no changes from policies in effect as at May 31, 2005, the Company's latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, its dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid



changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Critical Accounting Estimates

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

In the course of the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from those estimates.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes that these disclosure controls and procedures have been effective during the third quarter ended February 28, 2006.

Outlook

Fiscal year 2006 has been very eventful given the significant improvements to the Company's balance sheet and a renewed interest from clients old and new. The Company has won new recurring business during the period and management continues to focus on rebuilding the profitable sustainable revenue base that will move Globel forward. We are poised to reclaim our dominance in the industry, and increase net worth, both to our clients and our shareholders. Competition beware; Globel is leaner, meaner, and has already begun to strike. Client win-backs are a major part of that renewed growth strategy, and Globel is pleased to report that it is underway.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Michael Goffin - Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer